December 17, 2018

Anna T. Chew
Vice President and Chief Financial Officer
UMH PROPERTIES, INC.
Juniper Business Plaza
3499 Route 9 North, Suite 3-C
Freehold, NJ, 07728

       Re: UMH PROPERTIES, INC.
           Form 10-K for the year ended December 31, 2017
           Form 8-K
           Filed March 8, 2018 and November 1, 2018, respectively
           File No. 001-12690

Dear Ms. Chew:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K filed on November 1, 2018

General

1. In future filings please label FFO, Core FFO and Normalized FFO as attributable to common shareholders.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Shannon Sobotka, Staff Accountant at 202-551-3856 or Daniel Gordon,
Senior Assistant Chief Accountant at 202-551-3486 with any questions.
 Anna T. Chew
UMH PROPERTIES, INC.
December 17, 2018
Page 2

                                    Sincerely,
FirstName LastNameAnna T. Chew
                                    Division of Corporation Finance
Comapany NameUMH PROPERTIES, INC.
                                    Office of Real Estate and
December 17, 2018 Page 2            Commodities
FirstName LastName